SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
9 March 2021

Ryanair Holdings plc
(the "Company")

UPDATE REGARDING THE MIGRATION OF RYANAIR HOLDINGS PLC'S SHARES TO THE EUROCLEAR BANK'S CENTRAL SECURITIES DEPOSITORY

Further to its announcement on 6 January 2021, Ryanair Holdings plc (the "Company") provides the following update in relation to the migration of Irish corporate securities from CREST to Euroclear Bank (the "Migration") under the Migration of Participating Securities Act 2019 (the "2019 Act").

Shareholders' attention is drawn to the statement published by Euronext Dublin yesterday evening, which can be found at the following link: https://www.euronext.com/en/media/4354

In its statement, Euronext Dublin has advised that the Live Date on which Migration is to take effect is 15 March 2021 and further that this date will be formally appointed by Euronext Dublin as the Live Date for Migration on the evening of Friday, 12 March 2021.

Accordingly, the timetable of principal events set out below reflects the Company's current expectations and no change is anticipated to the other aspects of the indicative timetable set out in the circular to shareholders dated 17 November 2020 (the "Circular"):

Timetable for Key Migration Steps(1) (2)

Latest time and date for Shareholders who hold their Shares in uncertificated (i.e. dematerialised) form and who do not want their Shares to be subject to Migration to withdraw the relevant Shares from the CREST System and hold them in certificated (i.e. paper) form
12.00 pm on Thursday, 11 March 2021
EUI to stop settlement of trades in Irish Securities pursuant to the Irish CREST Regulations	6.00 pm on Friday, 12 March 2021
Migration Record Date	7.00 pm on Friday, 12 March 2021
Live Date(3)	Monday, 15 March 2021

Notes:

(1)   All references to times are to times in Dublin, Ireland.
(2)   If there are any inconsistencies between this announcement and the indicative timetable included in the Circular, this announcement shall prevail.
(3)   If, in exceptional circumstances, the Migration does not proceed as planned over the weekend of 13-14 March and the Live Date is therefore postponed the Company will give notice of that fact by issuing an announcement.

The defined terms set out in Part 9 of the Circular have the same meaning when used in this announcement.

Shareholders should consult their own broker, custodian or other independent professional advisers if they have queries in relation to the Migration, how to hold shares in Ryanair following Migration, and/or in respect of their nationality declarations.

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 March, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary